Exhibit 3.2
ELECTRO RENT CORPORATION
CERTIFICATE OF AMENDMENT
OF
RESTATED ARTICLES OF INCORPORATION
     WILLIAM WEITZMAN and DEAN WILSON certify that:
     1. They are the president and the secretary, respectively, of ELECTRO RENT CORPORATION, a California corporation.
     2. The Restated Articles of Incorporation of this corporation are amended by adding thereto Article V to read as follows:
“(a) The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.
“(b) The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, votes of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.”
     3. The foregoing amendment of the Restated Articles of Incorporation has been duly approved by the board of directors.
     4. The foregoing amendment of the Restated Articles of Incorporation has been duly approved by the required vote of shareholders of the common shares in accordance with Section 902 of the Corporations Code. The total number of outstanding common shares of the corporation was 5,050,108. The number of common shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.
     We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.
     Date: October 6, 1988.

/s/ William Weitzman	/s/ Dean Wilson
William Weitzman, President	Dean Wilson, Secretary